April 16, 2010

VIA EDGAR Filing

Ms. Sheila Stout
Office of Disclosure & Review
Securities & Exchange Commission
450 5th Street Nw
Washington, D.C. 20549

Re:     June 30, 2009 RevenueShares ETF Trust Shareholder Annual Report

Dear Ms. Stout:

In response to your verbal comments with respect to the above-mentioned subject, please find below each item we discussed and our response.

I. Premium/Discount Tables

Your review identified that, while the RevenueShares ETF Trust Exemptive Order states that the annual report will include “data in chart format displaying the frequency of discounts and premiums of the daily closing price against the NAV for the immediately preceding five years”, this data was not included in the June 30, 2009 Shareholder Annual report or in the corresponding form N-CSR.

Response: Our decision to omit premium/discount information from the RevenueShares ETF Shareholder Annual report was based on our interpretation of SEC Release No. 33-8998 (January 13, 2009. See below the relevant excerpts of the Rule from page 57.

It appears that specific premium/discount information may not be generally useful to all ETF investors. For that reason, an ETF may omit the disclosure of specific premium/discount information in its prospectus or annual report if the fund provides the information on its Internet Web site and discloses in the prospectus or annual report an Internet address where investors can locate the information.” Further from footnote 186, page 57: “In order to rely on the exemptive orders that permit them to operate, ETFs also must disclose on the Web sites each day the premium and discount of the market closing price or the bid/ask price against the NAV as a percentage of NAV. Investors in ETFs that choose not to disclose the required premium/discount information in their prospectuses or annual reports would be able to review historic and daily premium/discount information on the ETF’s Web site.”

We note that while we did include in the Annual Report the website that contained the relevant premium/discount information, we did not designate it as such, although we will do so in the future. Moreover, notwithstanding the above, we did include discount/premium information in the Semi Annual Shareholder report dated December 31, 2009 for the six month period covered by that report.

II. Cumulative and average annual returns

Your review identified that while the RevenueShares ETF Trust Exemptive Order states that the Funds’ annual report will include “cumulative total return and the average annual return based on NAV and closing price, and the cumulative total return of the relevant Underlying Index”, such information with respect to cumulative total returns was not included in the June 30, 2009 report for those Funds in operation for a period greater than one year.

Response: As discussed, this will be provided in all future Semi and Annual Shareholder reports. The RevenueShares ETF Trust Shareholder Semi Annual report as of December 31, 2009 did include cumulative and average annual returns.

III. Management Discussion & Analysis (“MD&A”) within the Shareholder Annual Report and Form N-CSR

Your review found that the MD&A within the Shareholder Annual Report and on Form N-CSR did not include an adequate discussion relating to market conditions and investment strategies & techniques.

Response: The adviser believes that the MD&A met the requirements of Item 27(b)(7)(i) of Form N-1A, particularly in light of the fact that the Funds are designated to track indexes. However, the adviser has agreed to include in future MD&A’s on Shareholder Annual Reports an expanded discussion relating to market conditions and their investment strategies & techniques.

IV. Balance Sheet Due from Adviser in the amount of $171,764

You commented that this is a rather large receivable and asked if this outstanding amount was received from the adviser. And if yes, when was it received.

Response: During the period of April-July 2009 the adviser was in fee negotiations with the custodian and administrator of the Trust. These fee negotiations were expected to yield a significant reduction in the overall fund expenses retroactive to April 2009. With overall Fund expenses planned to be lower, any Fund reimbursements or “Amounts Due from Adviser” would be lower. Pending the outcome of these fee negotiations, it was decided to maintain a higher than normal “Due from Adviser” receivable. The above referenced receivable was paid in total during the period of August 24, 2009 through November 3, 2009.

V. Waivers and Recapture

You advised that fee waivers were discussed in the footnotes of the Shareholder Annual report and asked whether there were any recaptures in future years for fees waived in earlier years.

Response: There are no recaptures provisions for fee waivers for the RevenueShares ETF Trust.

VI. Ernst & Young (“E&Y”) Opinion Letter

You noted that the E&Y opinion letter included in Shareholder Annual report and on Form N-CSR did not include the city and state they are signing from.

Response: We have discussed with the E&Y RevenueShares ETF Trust audit team and they agreed to include the city and state on future opinion letters.

VII. Item 4E2 on Form N-CSR

Item 4E2 on Form N-CSR dated June 30, 2009 stated 100% of services are waived. You asked whether this was correct and if not what is the correct percentage.

Response:

Item 4E2 on Form N-CSR correctly states that 100% of services described in each of Items 4 (b) through (d) were approved by the audit committee.

VIII. Shareholder statement on Premium / Discount and the affect on the Net Asset Value

You advised that information should be included in the Shareholder Annual report advising shareholders that they may pay more or less than the net asset value of a fund as a result of the premium/discount component.

Response:

In the RevenueShares Annual report, footnote No. 4 of the Financial Highlights on page 44 included the following: Market value is determined by trading that occurs on the NYSE Arca, and may be greater or less than net asset value, depending on the Fund’s closing price on the NYSE Arca.

In the RevenueShares Semi-Annual report dated December 31, 2009 the following excerpts from page 5 was provided along with period premium/discount charts to explain to shareholders information relating to the Fund’s net asset value and premium/discounts.

“The table that follows presents information about the differences between the daily market price on the secondary markets for shares of the Fund and the Fund’s net asset value. Net asset value, or “NAV”, is the price per share at which the Fund issues and redeems shares. It is calculated in accordance with the standard formula for valuing exchange traded fund shares. The “Market Price” of the Fund generally is determined using the midpoint of the bid/ask as closing on the stock exchange which the shares of the Fund are listed for trading, as of the time the Fund’s NAV is calculated. The Fund’s Market Price may be at, above or below its NAV. The NAV of the Fund will fluctuate with changes in the market value. Premiums or discounts are the differences (expressed as a percentage) between the NAV and the Market Price on a given day, generally at the time NAV is calculated. A premium is the amount that the Fund is trading above the reported NAV, expressed as a percentage of the NAV. A discount is the amount that the Fund is trading below the reported NAV.”

In addition to the above mentioned information, the following information was also included in December 31, 2009 Shareholder Semi Annual report in the Notes to Financial Statements, Supplemental Information section:

Premium/Discount Information

Information about the difference between the daily market price on the secondary market for the shares of a Fund and the Fund’s net asset value may be found on the Funds’ website at http:/www.revenuesharesetfs.com.

We believe that both above mentioned additions to the Shareholder Semi Annual report would assist shareholders in understanding that shares of the Funds may trade at prices either at, above, or below their NAV. However, in all future shareholder reports we will include an express statement that shareholders may pay more or less than NAV for their shares depending on whether the Fund’s market price is trading at a premium or discount to the NAV at the time they purchase their shares.

In connection with responding to the Staff’s comments, we acknowledge that:

  The Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

  The Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *   *

Please contact me at (207) 553-7145 if you have any questions or require any additional information. Thank you.

Sincerely,

/s/ Chris Lanza
Chris Lanza
Principal Financial Officer
RevenueShares ETF Trust

cc:

Michael Mabry, Esq.
Counsel, RevenueShares ETF Trust

Vincent Lowry
President, RevenueShares ETF Trust